EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION OF

SOUPMAN, INC.

SOUPMAN, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

FIRST: That ARTICLE FOURTH shall be amended by replacing ARTICLE FOURTH in its entirety as follows:

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is ONE BILLION (1,000,000,000) shares of common stock, par value $0.001 per share (the “common stock”) and FIFTY MILLION (50,000,000) shares of preferred stock, par value $0.001 per share (the “preferred stock”).

The preferred stock of the corporation shall be issued by the board of directors of the corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the board of directors of the corporation may determine, from time to time.

The holders of the common stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings).  There shall be no cumulative voting.

Shares of common stock and preferred stock may be issued from time to time as the board of directors shall determine and on such terms and for such consideration as shall be fixed by the board of directors.”

SECOND: That the foregoing amendment was duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Jamieson Karson, its Chief Executive Officer, this 8th day of March, 2016.

/s/ Jamieson Karson

Jamieson Karson

Chief Executive Office